IVY FUNDS DISTRIBUTOR, INC.

Statement of Comprehensive Loss

Year ended December 31, 2015

(In thousands)

Net loss	$	(22,882)
Other comprehensive loss:		
Pension and postretirement benefits, net of income tax benefit of $(93)		(154)
Comprehensive loss	$	(23,036)

See accompanying notes to financial statements.